U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 Fifth Avenue, Suite 2416

New York, NY 10019-6108

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 File Numbers 333-265413 and 333-259748 and our Registration Statement on Form F-3 File Number 333-256630

Entry Into Material Definitive Agreements

On July 17, 2023, Fresh2 Group Limited (the “Company” or the “Registrant”) and its subsidiary Fresh2 Technology Inc. (“Fresh2 Technology”) entered into a definitive Share Purchase Agreement with Immensus LLC, Zero2First Capital Limited, Future Capital Tech Pte. Ltd (Singapore), River Hill China Capital Ltd (collectively, the “Sellers”) and Roxe Holding Inc (“Roxe”) under which Fresh2 Technology purchased 51% of the common stock of Roxe (the “Roxe Shares”). As consideration for the purchase of the Roxe Shares, the Company issued an aggregate of 110,476,291 Class A Ordinary Shares of the Company to the Sellers, based on Roxe’s valuation of $60 million and the average trading price of the Company’s ADSs for the prior 90 trading days (each ADS represents 20 Class A Ordinary Shares). The closing took place simultaneously with the execution of the Share Purchase Agreement.

Roxe is a blockchain infrastructure company that provides online payment solutions. Through its wholly owned subsidiary Yiit Inc., Roxe also provides innovative food delivery services.

The Company’s CEO Mr Haohan Xu was a significant shareholder of Roxe. As such, the board of directors of the Company formed a special committee, consisting of the Company’s independent directors, to evaluate this business opportunity. The transaction was unanimously approved by the special committee and the board of directors. As a result of this transaction, Mr. Xu now holds 71,774,679 Class A Ordinary Shares of the Company, or 24.6 % of the issued and outstanding shares.

Exhibit	Description
10.1	Share Purchase Agreement dated July 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: July 21, 2023

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